                                                              Page 1 of 11 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                                 Amendment No. 1

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                          Dura Automotive Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   265903 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                                        Exhibit Index on page 11

                                      13G

---------------------                                         ------------------
CUSIP No. 265903 10 4                                         Page 2 of 11 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Onex Corporation

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Ontario, Canada
--------------------------------------------------------------------------------
                   5  SOLE VOTING POWER
                      None
                   -------------------------------------------------------------
                   6  SHARED VOTING POWER
                      1,972,913 shares of Class A Common Stock issuable upon
                      conversion of Class B Common Stock of the Issuer (each
                      share of Class B Common Stock is presently convertible
                      into a share of Class A Common Stock), including 577,217
                      shares of Class A Common Stock issuable upon conversion of
                      Class B Common Stock of the Issuer which Onex DHC LLC has
                      voting control over pursuant to a voting agreement. In
                      addition, Onex DHC LLC has voting control over an
                      additional 1,325,390 shares of Class B Common Stock of the
   NUMBER OF          Issuer, solely with respect to the election of the board
    SHARES            of directors of the Issuer.
 BENEFICIALLY      -------------------------------------------------------------
   OWNED BY        7  SOLE DISPOSITIVE POWER
EACH REPORTING        None
    PERSON         -------------------------------------------------------------
     WITH          8  SHARED DISPOSITIVE POWER
                      1,972,913 shares of Class A Common Stock issuable upon
                      conversion of Class B Common Stock of the Issuer (each
                      share of Class B Common Stock is presently convertible
                      into a share of Class A Common Stock), including 577,217
                      shares of Class A Common Stock issuable upon conversion of
                      Class B Common Stock of the Issuer which Onex DHC LLC has
                      voting control over pursuant to a voting agreement. In
                      addition, Onex DHC LLC has voting control over an
                      additional 1,325,390 shares of Class B Common Stock of the
                      Issuer, solely with respect to the election of the board
                      of directors of the Issuer.
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      1,972,913 shares of Class A Common Stock issuable upon
                      conversion of Class B Common Stock of the Issuer (each
                      share of Class B Common Stock is presently convertible
                      into a share of Class A Common Stock), including 577,217
                      shares of Class A Common Stock issuable upon conversion of
                      Class B Common Stock of the Issuer which Onex DHC LLC has
                      voting control over pursuant to a voting agreement. In
                      addition, Onex DHC LLC has voting control over an
                      additional 1,325,390 shares of Class B Common Stock of the
                      Issuer, solely with respect to the election of the board
                      of directors of the Issuer.
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                      / /
--------------------------------------------------------------------------------

                                      13G

---------------------                                         ------------------
CUSIP No. 265903 10 4                                         Page 3 of 11 Pages
---------------------                                         ------------------

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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                      16.0% of the Issuer's shares of Class A Common Stock, assuming conversion of all of the Reporting Person's shares of Class B Common Stock into Class A Common Stock, and an aggregate of 26.7% of the Issuer's shares of Class A Common Stock, assuming conversion of all of the shares of Class B Common Stock owned by the Reporting Person or over which it has voting control (solely with respect to the election of the board of directors of the Issuer) into Class A Common Stock. The shares of Class B Common Stock owned by the Reporting Person represent 46.7% of the combined voting power of the Issuer's shares of Class A Common Stock and Class B Common Stock; the shares of Class B Common Stock owned by the Reporting Person or over which the Reporting Person has voting control (solely with respect to the election of the board of directors of the Issuer) represent an aggregate of 78.65% of the combined voting power of the Issuer's shares of Class A Common Stock and Class B Common Stock; each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

                      CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                      13G

---------------------                                         ------------------
CUSIP No. 265903 10 4                                         Page 4 of 11 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Gerald W. Schwartz

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Canada
--------------------------------------------------------------------------------
                   5  SOLE VOTING POWER
                      None
                   -------------------------------------------------------------
                   6  SHARED VOTING POWER
                      1,972,913 shares of Class A Common Stock issuable upon
                      conversion of Class B Common Stock of the Issuer (each
                      share of Class B Common Stock is presently convertible
                      into a share of Class A Common Stock), including 577,217
                      shares of Class A Common Stock issuable upon conversion of
                      Class B Common Stock of the Issuer which Onex DHC LLC has
                      voting control over pursuant to a voting agreement. In
                      addition, Onex DHC LLC has voting control over an
                      additional 1,325,390 shares of Class B Common Stock of the
   NUMBER OF          Issuer, solely with respect to the election of the board
    SHARES            of directors of the Issuer.
 BENEFICIALLY      -------------------------------------------------------------
   OWNED BY        7  SOLE DISPOSITIVE POWER
EACH REPORTING        None
    PERSON         -------------------------------------------------------------
     WITH          8  SHARED DISPOSITIVE POWER
                      1,972,913 shares of Class A Common Stock issuable upon
                      conversion of Class B Common Stock of the Issuer (each
                      share of Class B Common Stock is presently convertible
                      into a share of Class A Common Stock), including 577,217
                      shares of Class A Common Stock issuable upon conversion of
                      Class B Common Stock of the Issuer which Onex DHC LLC has
                      voting control over pursuant to a voting agreement. In
                      addition, Onex DHC LLC has voting control over an
                      additional 1,325,390 shares of Class B Common Stock of the
                      Issuer, solely with respect to the election of the board
                      of directors of the Issuer.
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      1,972,913 shares of Class A Common Stock issuable upon
                      conversion of Class B Common Stock of the Issuer (each
                      share of Class B Common Stock is presently convertible
                      into a share of Class A Common Stock), including 577,217
                      shares of Class A Common Stock issuable upon conversion of
                      Class B Common Stock of the Issuer which Onex DHC LLC has
                      voting control over pursuant to a voting agreement. In
                      addition, Onex DHC LLC has voting control over an
                      additional 1,325,390 shares of Class B Common Stock of the
                      Issuer, solely with respect to the election of the board
                      of directors of the Issuer.
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                      / /
--------------------------------------------------------------------------------

                                      13G

---------------------                                         ------------------
CUSIP No. 265903 10 4                                      Page 5 of 11 Pages
---------------------                                         ------------------


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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                      16.0% of the Issuer's shares of Class A Common Stock, assuming conversion of all of the Reporting Person's shares of Class B Common Stock into Class A Common Stock, and an aggregate of 26.7% of the Issuer's shares of Class A Common Stock, assuming conversion of all of the shares of Class B Common Stock owned by the Reporting Person or over which it has voting control (solely with respect to the election of the board of directors of the Issuer) into Class A Common Stock. The shares of Class B Common Stock owned by the Reporting Person represent 46.7% of the combined voting power of the Issuer's shares of Class A Common Stock and Class B Common Stock; the shares of Class B Common Stock owned by the Reporting Person or over which the Reporting Person has voting control (solely with respect to the election of the board of directors of the Issuer) represent an aggregate of 78.65% of the combined voting power of the Issuer's shares of Class A Common Stock and Class B Common Stock; each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

                      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                      13G

---------------------                                         ------------------
CUSIP No. 265903 10 4                                         Page 6 of 11 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Onex DHC LLC

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Wyoming
--------------------------------------------------------------------------------
                   5  SOLE VOTING POWER
                      None
                   -------------------------------------------------------------
                   6  SHARED VOTING POWER
                      1,972,913 shares of Class A Common Stock issuable upon
                      conversion of Class B Common Stock of the Issuer (each
                      share of Class B Common Stock is presently convertible
                      into a share of Class A Common Stock), including 577,217
                      shares of Class A Common Stock issuable upon conversion of
                      Class B Common Stock of the Issuer which Onex DHC LLC has
                      voting control over pursuant to a voting agreement. In
                      addition, Onex DHC LLC has voting control over an
                      additional 1,325,390 shares of Class B Common Stock of the
   NUMBER OF          Issuer, solely with respect to the election of the board
    SHARES            of directors of the Issuer.
 BENEFICIALLY      -------------------------------------------------------------
   OWNED BY        7  SOLE DISPOSITIVE POWER
EACH REPORTING        None
    PERSON         -------------------------------------------------------------
     WITH          8  SHARED DISPOSITIVE POWER
                      1,972,913 shares of Class A Common Stock issuable upon
                      conversion of Class B Common Stock of the Issuer (each
                      share of Class B Common Stock is presently convertible
                      into a share of Class A Common Stock), including 577,217
                      shares of Class A Common Stock issuable upon conversion of
                      Class B Common Stock of the Issuer which Onex DHC LLC has
                      voting control over pursuant to a voting agreement. In
                      addition, Onex DHC LLC has voting control over an
                      additional 1,325,390 shares of Class B Common Stock of the
                      Issuer, solely with respect to the election of the board
                      of directors of the Issuer.
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      1,972,913 shares of Class A Common Stock issuable upon
                      conversion of Class B Common Stock of the Issuer (each
                      share of Class B Common Stock is presently convertible
                      into a share of Class A Common Stock), including 577,217
                      shares of Class A Common Stock issuable upon conversion of
                      Class B Common Stock of the Issuer which Onex DHC LLC has
                      voting control over pursuant to a voting agreement. In
                      addition, Onex DHC LLC has voting control over an
                      additional 1,325,390 shares of Class B Common Stock of the
                      Issuer, solely with respect to the election of the board
                      of directors of the Issuer.
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                                          / /

--------------------------------------------------------------------------------

                                      13G

---------------------                                         ------------------
CUSIP No. 265903 10 4                                         Page 7 of 11 Pages
---------------------                                         ------------------

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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                      16.0% of the Issuer's shares of Class A Common Stock, assuming conversion of all of the Reporting Person's shares of Class B Common Stock into Class A Common Stock, and an aggregate of 26.7% of the Issuer's shares of Class A Common Stock, assuming conversion of all of the shares of Class B Common Stock owned by the Reporting Person or over which it has voting control (solely with respect to the election of the board of directors of the Issuer) into Class A Common Stock. The shares of Class B Common Stock owned by the Reporting Person represent 46.7% of the combined voting power of the Issuer's shares of Class A Common Stock and Class B Common Stock; the shares of Class B Common Stock owned by the Reporting Person or over which the Reporting Person has voting control (solely with respect to the election of the board of directors of the Issuer) represent an aggregate of 78.65% of the combined voting power of the Issuer's shares of Class A Common Stock and Class B Common Stock; each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

                      CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                              Page 8 of 11 Pages

The Statement on Schedule 13G relating to Dura Automotive Systems, Inc. (the "Company") is hereby amended to amend and restate the Items set forth below to read as follows:

ITEM 4                     OWNERSHIP:

         (a)               Amount Beneficially Owned:

                           1,972,913 shares of Class A Common Stock issuable upon conversion of Class B Common Stock of the Issuer (each share of Class B Common Stock is presently convertible into a share of Class A Common Stock), including 577,217 shares of Class A Common Stock issuable upon conversion of Class B Common Stock of the Issuer which Onex DHC LLC has voting control over pursuant to a voting agreement. In addition, Onex DHC LLC has voting control over an additional 1,325,390 shares of Class B Common Stock of the Issuer, solely with respect to the election of the board of directors of the Issuer

         (b)               Percent of Class:

                           16.0% of the Issuer's shares of Class A Common Stock, assuming conversion of all of the Reporting Person's shares of Class B Common Stock into Class A Common Stock, and an aggregate of 26.7% of the Issuer's shares of Class A Common Stock, assuming conversion of all of the shares of Class B Common Stock owned by the Reporting Person or over which it has voting control (solely with respect to the election of the board of directors of the Issuer) into Class A Common Stock. The shares of Class B Common Stock owned by the Reporting Person represent 46.7% of the combined voting power of the Issuer's shares of Class A Common Stock and Class B Common Stock; the shares of Class B Common Stock owned by the Reporting Person or over which the Reporting Person has voting control (solely with respect to the election of the board of directors of the Issuer) represent an aggregate of 78.65% of the combined voting power of the Issuer's shares of Class A Common Stock and Class B Common Stock; each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.

         (c) Number of shares as to which such person has:

                   (i)     Sole power to vote or to direct the vote:

                           0

                  (ii) Shared power to vote or to direct the vote:

                           1,972,913 shares of Class A Common Stock issuable upon conversion of Class B Common Stock of the Issuer (each share of Class B Common Stock is presently convertible into a share of Class A Common Stock), including 577,217 shares of Class A Common Stock issuable upon conversion of Class B Common Stock of the Issuer which Onex DHC LLC has voting control over pursuant to a voting agreement. In addition, Onex DHC LLC has voting control over an additional 1,325,390 shares of Class B Common Stock of the Issuer, solely with respect to the election of the board of directors of the Issuer.

                  (iii) Sole power to dispose or to direct the disposition of:

                           0

                  (iv) Shared Power to dispose or to direct the disposition of:

                           1,972,913 shares of Class A Common Stock issuable upon conversion of Class B Common Stock of the Issuer (each share of Class B Common Stock is presently convertible into a

                                                              Page 9 of 11 Pages

                           share of Class A Common Stock), including 577,217 shares of Class A Common Stock issuable upon conversion of Class B Common Stock of the Issuer which Onex DHC LLC has voting control over pursuant to a voting agreement. In addition, Onex DHC LLC has voting control over an additional 1,325,390 shares of Class B Common Stock of the Issuer, solely with respect to the election of the board of directors of the Issuer.

                  Onex DHC is the direct beneficial owner of the shares of Class A Common Stock reported herein issuable upon conversion of Class B Common Stock of the Issuer; each share of Class B Common Stock is presently convertible into a share of Class A Common Stock. Onex, as the direct and indirect owner of approximately 99% of the equity of DHC, is an indirect beneficial owner of all such shares. Mr. Schwartz is the indirect holder of all the issued and outstanding Multiple Voting Shares of Onex, which are entitled to elect sixty percent (60%) of the members of Onex's Board of Directors and carry such number of votes in the aggregate as represents 60% of the aggregate votes attached to all voting shares of Onex and is thus an indirect beneficial owner of the shares reported. Certain stockholders of the Company have entered in an agreement pursuant to which such persons have agreed to vote their shares in the same manner as Onex DHC. As a result of such voting agreement, each of the signatories to this statement may be deemed to be a member of a group that beneficially owns all the shares beneficially owned by the members of such group. Each of the signatories to this statement disclaims membership in such group.

                                                             Page 10 of 11 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 1999

                                                  ONEX CORPORATION

                                                  By:/s/ Donald W. Lewtas
                                                     ---------------------------
                                                     Name: Donald W. Lewtas
                                                     Title: Authorized Signatory

                                                  /s/ Donald W. Lewtas
                                                  ------------------------------
                                                  Donald W. Lewtas
                                                  Authorized signatory for
                                                  Gerald W. Schwartz

                                                  ONEX DHC LLC

                                                  By:/s/ Donald F. West
                                                     ---------------------------
                                                     Name: Donald F. West
                                                     Title: Authorized Signatory

                                                             Page 11 of 11 Pages

                               Index to Exhibits

EXHIBIT                                                   PAGE NO. IN SEQUENTIAL
                                                              NUMBERING SYSTEM

1.       Joint Filing Agreement, dated February 14,
         1997, among Onex DHC, Onex and Mr. Schwartz, incorporated by reference to the Schedule 13G relating to Dura Automotive Systems, Inc., filed with the Securities and Exchange
         Commission by Onex DHC, Onex and Mr. Schwartz on February 14, 1997.

2. Power of Attorney incorporated by reference to the Amendment to Form 4 relating to Dura
         Automotive Systems, Inc., filed with the Securities and Exchange Commission by Onex on
         September 10, 1996.

3. Power of Attorney incorporated by reference to the Amendment to Form 4 relating to Dura
         Automotive Systems, Inc., filed with the Securities and Exchange Commission by Mr.
         Schwartz on September 10, 1996.